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S COMMISSION

09058622 549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-24024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Driehaus Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Cahoon **(312) 587-3800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 27 2009 Washington, DC 100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Driehaus Securities LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Tasha Downing
Notary Public, State of Illinois
My Commission Expires 12/10/2012

Michelle L Cahoon
Signature

Vice President and Treasurer
Title

Tasha Downing 2/25/09
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To The Member of
Driehaus Securities LLC

We have audited the accompanying statement of financial condition of Driehaus Securities LLC (a Delaware Limited Liability Company) ("the Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 23, 2009

Driehaus Securities LLC
(a Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2008

ASSETS:	
Cash and cash equivalents	$ 17,594,437
Receivables from and deposits with clearing broker	567,421
Fixed assets (net of accumulated depreciation of $3,133,339)	64,208
Due from affiliate	100,106
Other	78,519
Total assets	$ 18,404,691
LIABILITIES AND MEMBER'S EQUITY:	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,318,418
Due to affiliates	1,730,967
Other	4,141
Total liabilities	3,053,526
MEMBER'S EQUITY:	15,351,165
Total liabilities and member's equity	$ 18,404,691

The accompanying notes to the statement of financial condition are an integral part of this statement.

Driehaus Securities LLC
(a Delaware Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2008

1. Organization And Significant Accounting Policies

Driehaus Securities LLC ("the Company") is a Delaware Limited Liability Company organized on October 5, 2005. The Company is the surviving entity of a merger on January 1, 2006, with Driehaus Securities Corporation, a Delaware S-Corporation organized on June 22, 1979. The Company is a registered broker-dealer that introduces and clears domestic transactions on a fully disclosed basis through another broker-dealer. The Company primarily provides brokerage services to its chairman, affiliated entities, and customers of affiliated entities. The customers of affiliated entities are primarily individuals, trusts, and pension plans.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

a. The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

b. Cash equivalents consist of money market mutual funds valued at reported net asset value and short-term, highly liquid investments having a maturity of 90 days or less at the time of purchase.

c. The receivables from and deposits with clearing broker includes receivables, net of clearing fees and applicable transaction costs, for commissions from securities transactions. Also included in receivables from and deposits with clearing broker are money market mutual funds valued at reported net asset value.

d. Fixed assets include software, equipment, and furniture and fixtures. Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets.

e. The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

1. Organization and Significant Accounting Policies (continued)

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("FAS 157"), which was effective for fiscal years beginning after November 15, 2007. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value, measurements. The Company has adopted FAS 157 as of January 1, 2008. The three levels of the fair value hierarchy under FAS 157 are described below:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2008:

Valuation Inputs	Level 1	Level 2	Level 3	Total
Quoted Price Cash Equivalents – Money Market Mutual Funds	$16,994,133	$ –	$ –	$16,994,133
Quoted Price Deposits with Clearing Broker – Money Market Mutual Funds	123,950	–	–	123,950
Totals	$17,118,083	$ –	$ –	$17,118,083

f. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Recently Issued Accounting Standard

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the statement of financial condition. FIN 48 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. At adoption, companies must adjust their statement of financial condition to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. FASB Staff Position (FSP) FIN 48-3 allows deferral of the standard by nonpublic enterprises, including the Company, to annual periods beginning after December 15, 2008. Management does not believe adoption will have an impact on the Company's statement of financial condition.

3. Income Taxes

The Company is a single member limited liability company that is disregarded for federal and state income tax. Therefore, no provision for federal or state income taxes has been made because the net income of the Company is not taxable as such for federal or state income tax purposes, but is includable in the income tax returns of the sole member.

4. Fixed Assets

The estimated useful lives and carrying amounts of fixed assets as of December 31, 2008, are listed below:

Asset Class	Useful Life	Cost	Accumulated Depreciation	Net Book Value
Software	3 years	$ 336,932	$ (308,472)	$28,460
Equipment	5 years	1,214,363	(1,207,362)	7,001
Furniture and fixtures	7 years	1,646,252	(1,617,505)	28,747
Totals		$3,197,547	$(3,133,339)	$64,208

5. Related Parties

Richard H. Driehaus is the chairman of the Company. The Company introduces and clears domestic transactions through another broker-dealer on behalf of its clients. These clients include several investment limited partnerships for which Driehaus Capital Management (USVI) LLC serves as the general partner. Richard H. Driehaus is the chairman and a member of Driehaus Capital Management (USVI) LLC. Other clients also include the Richard H. Driehaus Foundation and Richard H. Driehaus Museum, for each of which Richard H. Driehaus is the president; Driehaus Mutual Funds, for which the Company serves as distributor; Driehaus Companies' Profit Sharing Plan and Trust and 401(k) Plan and Trust, for which the Company serves as plan sponsor; and Richard H. Driehaus' personal accounts.

Richard H. Driehaus is also the chairman and chief investment officer of Driehaus Capital Management LLC (DCM). DCM and the Company share facilities, employees, and other administrative services. These shared expenses are allocated between the companies based upon their approximate usage. Additional expenses may be paid by the Company and then reimbursed by DCM, or vice versa. These related-party allocations and transactions may result in an intercompany receivable or payable, pending reimbursement. At December 31, 2008, there were net payables due to DCM for these shared expenses totaling $1,699,403.

RHD Properties LLC (RHDP), of which Richard H. Driehaus is president and sole member, leased office space to the Company for the year ended December 31, 2008. No outstanding rent was payable at December 31, 2008.

The Company maintains a profit sharing plan and 401(k) plan for all eligible employees, as defined. Discretionary contributions to the profit sharing plan and matching contributions to the 401(k) plan are funded by the Company. These contributions are payable to the Driehaus Companies' Profit Sharing Plan and Trust and the Driehaus Companies' 401(k) Plan and Trust, respectively.

6. Lease Commitments and Obligations

The Company is committed under a lease covering certain office facilities and furnishings. This lease expires on June 30, 2011, and contains renewal options.

Future minimum lease payments required under this operating lease are as follows:

2009	$210,679
2010	216,999
2011	110,103
	$537,781

7. Off-Balance Sheet Credit and Concentration of Risk

Securities transactions of customers are introduced to and cleared through another broker-dealer, Jefferies & Company, Inc. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contractual obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring various guidelines to be met. Compliance with these guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Amounts receivable from and deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

The Company invests its excess cash with The Northern Trust Company. This excess cash at various times may include mutual funds, commercial paper with a maturity of 90 days or less of companies with high credit ratings, or overnight repurchase agreements. The Company has not experienced losses related to these investments. At December 31, 2008, excess cash was invested only in mutual funds.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Under the Rule, the Company is required to maintain minimum net capital equal to $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2008, the Company had net capital of $14,765,970, which was $14,562,402 in excess of the required net capital of $203,568.

9. Contingencies

Subsequent to December 31, 2008, the Company determined that a deposit being held by one of its vendors was likely to be uncollectible. The Company has provided an allowance for the full amount of this deposit in the 2008 financial statements.

10. Subsequent Event

Effective January 1, 2009, RHD Holdings LLC, which is owned by Richard H. Driehaus, contributed $111,000 to the Company and was admitted as a member.

Statement of Financial Condition

Driehaus Securities LLC
(a Delaware Limited Liability Company)
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

Driehaus Securities LLC
(a Delaware Limited Liability Company)

Statement of Financial Condition

Year Ended December 31, 2008

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